UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to                              .

Commission file number 1-13941

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aaron’s, Inc. Employees Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aaron’s, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3194

Aaron’s, Inc. Employees Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Aaron’s, Inc. Employees Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Aaron’s, Inc Employees Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2014.

Atlanta, Georgia
June 26, 2020

Aaron’s, Inc. Employees Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Cash	$271,002	$26,840

Investments, at Fair Value	137,276,648	104,869,691

Notes Receivable From Participants	4,580,877	4,331,936

Net Assets Available for Benefits	$142,128,527	$109,228,467

See accompanying notes to the financial statements.

Aaron’s, Inc. Employees Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2019	2018
Additions:
Net Change in Fair Value of Investments	$26,736,959	$(4,886,145)

Interest Income on Notes Receivable from Participants	292,509	236,300

Contributions:
Employer	7,169,238	6,720,462
Participants	13,638,074	12,619,898
Rollovers	1,795,852	1,891,703
Total Contributions	22,603,164	21,232,063

Total Additions	49,632,632	16,582,218

Deductions:
Benefits Paid to Participants	16,390,867	13,406,993
Administrative Expenses	341,705	314,466
Total Deductions	16,732,572	13,721,459

Net Increase	32,900,060	2,860,759

Net Assets Available for Benefits:
Beginning of Year	109,228,467	106,367,708
End of Year	$142,128,527	$109,228,467

See accompanying notes to the financial statements.

Aaron’s, Inc. Employees Retirement Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan
The following description of the Aaron’s, Inc. Employees Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.
General
The Plan, as amended, is a defined contribution plan covering substantially all employees of Aaron’s, Inc. (the "Company") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Employee Benefits Committee (the "Committee") appointed by the Compensation Committee of the Board of Directors of the Company.
Eligibility
Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment, as defined in the Plan document.
Contributions
Participation in the Plan is voluntary. Participants may elect to make before-tax, Roth and/or after-tax contributions up to 75% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code") and subject to the limitations contained therein. In 2019, the aforementioned before-tax and Roth participant contributions were generally limited to a combined annual limit of $19,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 in 2019. After one year of service with a minimum of 1,000 hours of service, the Company provides a Safe Harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Participants may also contribute ("rollover") amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions and the Company's matching contributions into various investment options offered by the Plan and can change their options on a daily basis, subject to certain insider trading rules with respect to investments into and out of the Aaron's, Inc. Common Stock Fund. The Company currently offers 27 mutual funds, the Company’s common stock via the Aaron’s, Inc. Common Stock Fund, and one money market deposit account as investment options for participants. Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their accounts and charged with specific transaction fees and allocated certain administrative and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2019, approximately 22% of the participants in the Plan were no longer employees of the Company.
Vesting
Participants are immediately vested in their contributions and earnings thereon. Effective January 1, 2013, the Plan was amended to allow for immediate vesting of the Company's matching contributions and earnings thereon made on or after January 1, 2013. Company matching contributions made prior to January 1, 2013 continued to vest at the prior vesting schedule rates of 20% after two years of service and 20% per year thereafter until the participant is fully vested after six years of service.
Notes Receivable from Participants
Participants may borrow from their vested balances in the Plan at a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance or $50,000, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years, or 15 years if used for the purchase of a residence. Generally only one loan may be outstanding per participant in the Plan at one time. Maturities at December 31, 2019 ranged from one to 15 years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans generated by the Plan as of December 31, 2019 and 2018 ranged from 4.25% to 7.25%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
A participant’s total vested account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses on the statements of changes in net assets. Investment related expenses are included in net change in fair value of investments on the statements of changes in net assets. Some of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits are set at a maximum of 10% of a participant's contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to their account. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become fully vested. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisors and trustee. Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
Recently Issued Accounting Pronouncements
Adopted
During 2019, the Plan adopted Accounting Standards Update ("ASU") No. 2016-01, Financial Instruments (Subtopic 825-10) - Overall Recognition and Measurement of Financial Assets and Financial Liabilities issued by the Financial Accounting Standards Board ("FASB"). ASU No. 2016-01 amended ASC 825, Financial Instruments, and eliminated disclosure of the fair value of financial instruments not recorded at fair value previously required under ASC 825. This standard was adopted retrospectively and had no impact on the Plan’s net assets or changes in net assets.
Pending Adoption
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The Plan will adopt ASU 2018-13 effective January 1, 2020 and the provisions of the ASU are not expected to have a material impact on the Plan’s financial statements.

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual Funds	$120,053,949	$—	$—	$120,053,949
Common Stock	9,829,830	—	—	9,829,830
Money Market Deposit Account	7,392,869	—	—	7,392,869
Total Investments at Fair Value	$137,276,648	$—	$—	$137,276,648

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$89,498,414	$—	$—	$89,498,414
Common Stock	8,303,319	—	—	8,303,319
Money Market Deposit Account	7,067,958	—	—	7,067,958
Total Investments at Fair Value	$104,869,691	$—	$—	$104,869,691

Investments in mutual funds, common stock and the money market deposit account are stated at quoted market prices for the identical security in an active market (Level 1).

4. Tax Status

The Plan received a determination letter from the IRS dated June 6, 2016, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan continues to be qualified and that the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5. Transactions With Parties-in-Interest
The Plan’s investments in the Schwab Bank Savings Fund Account are managed by the Charles Schwab Trust Company (Schwab), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.
The Plan's investments in the Vanguard and DFA Mutual Fund Accounts are managed by the Vanguard Group and Dimensional Fund Advisors, LP, respectively, which are beneficial owners of greater than 5% of the Company's common stock. Therefore, these transactions qualify as party-in-interest transactions.
The Plan held 172,121 and 197,463 shares of Company common stock valued at $9,829,830 and $8,303,319 at December 31, 2019 and 2018, respectively. The Plan received $26,126 and $25,996 in common stock dividends from the Company in 2019 and 2018, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Event
On March 11, 2020, the World Health Organization declared the outbreak of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The pandemic has significantly impacted the economic conditions in the U.S., as federal, state and local governments react to the public health crisis, creating significant uncertainties in the economy. The Company anticipates that the COVID-19 pandemic will continue to adversely impact its operations, financial condition, liquidity and cash flow, the extent of which will depend on the length and severity of the outbreak and related business disruptions, including, for example, whether there is a "second wave" outbreak of COVID-19 cases later in the year.
This pandemic has adversely affected global economic activity and greatly contributed to significant volatility and instability in financial markets. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities have occurred and may continue to occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan's liquidity cannot be determined at this time.
In response to the global impacts of COVID-19 on U.S. companies and citizens, the government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") on March 27, 2020. Among other things, the CARES Act contains several provisions that temporarily impact 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan payment pause option. The Company has incorporated these provisions into the Plan.

Aaron’s, Inc. Employees Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #58-0687630 Plan #001
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Aaron’s, Inc. Common Stock Fund	Common Stock	$9,829,830
	Wells Fargo Special Mid Cap Value R6	Mutual Fund	5,693,981
	Clearbridge Large Cap Growth IS	Mutual Fund	10,537,317
	American Beacon Small Cp Val Inst	Mutual Fund	133,754
	MassMutual Select Mid Cap Gr Eq II I	Mutual Fund	8,248,007
	Fidelity Small Cap Growth	Mutual Fund	1,585,258
*	DFA Emerging Mkts Small Cap Port Instl	Mutual Fund	646,002
	J P Morgan Equity Income R6	Mutual Fund	12,027,906
	Federated Instl High Yield Bold Instl	Mutual Fund	710,983
	AB Global Bond I	Mutual Fund	170,158
	Tweedy Browne Global Value FDM	Mutual Fund	131,052
	American Funds Europacific Growth R6	Mutual Fund	2,140,868
*	Vanguard Developed Markets Index Admiral	Mutual Fund	6,933,484
*	Vanguard Total Bond Market Index Admiral	Mutual Fund	9,141,507
*	Vanguard 500 Index Fund - Admiral	Mutual Fund	15,015,357
*	Vanguard Target Retirement 2060 Inv	Mutual Fund	637,454
*	Vanguard Target Retirement 2055 Inv	Mutual Fund	1,394,736
*	Vanguard Target Retirement 2050 Inv	Mutual Fund	5,506,454
*	Vanguard Target Retirement 2045 Inv	Mutual Fund	2,268,993
*	Vanguard Target Retirement 2040 Inv	Mutual Fund	5,872,690
*	Vanguard Target Retirement 2035 Inv	Mutual Fund	2,362,986
*	Vanguard Target Retirement 2030 Inv	Mutual Fund	5,721,893
*	Vanguard Target Retirement 2025 Inv	Mutual Fund	475,071
*	Vanguard Target Retirement 2020 Inv	Mutual Fund	1,562,593
*	Vanguard Target Retirement 2015 Inv	Mutual Fund	742,855
*	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	4,030,229
*	Vanguard Small Cap Index Fund - Admiral	Mutual Fund	10,690,624
*	Vanguard Target Retirement Income Inv	Mutual Fund	5,671,737
*	Schwab Bank Savings Fund	Money Market Deposit Account	7,392,869
*	Participant loans	Interest rates ranged from 4.25% to 7.25%	4,580,877
			$141,857,525

*	Indicates a Party-in-Interest to the Plan

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s, Inc.
Employees Retirement Plan

Date:	June 26, 2020	/s/ Robert W. Kamerschen
Name: Robert W. Kamerschen
Title: Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Windham Brannon, LLC